FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

On 25 February 2013, the interest of the following individuals, who are all persons discharging managerial responsibilities, in AstraZeneca PLC Ordinary Shares of $0.25 each, changed as detailed below. The change in interest relates to the vesting of previously announced awards made in February 2010 under the AstraZeneca Deferred Bonus Plan whereby the individuals concerned have now become beneficially entitled to the shares. In each case, sufficient shares were withheld to cover certain tax obligations arising on the vesting. The interests of Lynn Tetrault are in American Depositary Shares (ADSs) of AstraZeneca PLC. One ADS equals one Ordinary Share.

Name	Number of shares vested	Number of shares withheld	Net number of shares	Market price on vesting
Jeff Pott	3,105	1,659	1,446	2952.5p
David Smith	3,371	1,852	1,519	2952.5p
Lynn Tetrault	3,477	1,490	1,987	$45.18

A C N Kemp
Company Secretary
27 February 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 27 February 2013	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary